1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2011

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒             Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: October 7, 2011	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC September 2011 Sales Report

Hsinchu, Taiwan, R.O.C. –October 7, 2011 - TSMC (TWSE: 2330, NYSE: TSM) today announced its net sales for September 2011: On an unconsolidated basis, net sales were approximately NT$32.86 billion, a decrease of 11.3 percent over August 2011 and a decrease of 10.3 percent over September 2010. Revenues for January through September 2011 totaled NT$315.21 billion, an increase of 5 percent compared to the same period in 2010.

On a consolidated basis, net sales for September 2011 were approximately NT$ 33.41 billion, a decrease of 11.3 percent over August 2011 and a decrease of 11.2 percent over September 2010. Consolidated revenues for January through September 2011 totaled NT$322.37 billion, an increase of 4.2 percent compared to the same period in 2010.

TSMC Sales Report (Unconsolidated):

							(Unit: NT$ million)
Period	September 2011	August 2011	M-o-M Increase (Decrease) %	September 2010	Y-o-Y Increase (Decrease) %	January through September 2011	January through September 2010	Y-o-Y Increase (Decrease) %
Net Sales	32,861	37,042	(11.3)	36,653	(10.3)	315,213	300,117	5

*	Year 2011 figures have not been audited.

TSMC Sales Report (Consolidated):

							(Unit: NT$ million)
Period	September 2011	August 2011	M-o-M Increase (Decrease) %	September 2010	Y-o-Y Increase (Decrease) %	January through September 2011	January through September 2010	Y-o-Y Increase (Decrease) %
Net Sales	33,406	37,645	(11.3)	37,638	(11.2)	322,369	309,396	4.2

*	Year 2011 figures have not been audited.

TSMC Spokesperson:	TSMC Acting Spokesperson:	For Further Information:
Lora Ho	Elizabeth Sun	Michael Kramer	Ophelia Chang
Senior VP & CFO	Director	Principal Specialist	Specialist
Tel: 886-3-505-4602	Corporate Communication	PR Department	PR Department
	Division	Tel: 886-3-563-6688	Tel: 886-3-563-6688
	Tel: 886-3-568-2085	Ext. 7126216	Ext. 7125786
	Mobile: 886-988-937999	Mobile: 886-988-931352	Mobile: 886-988-930039
	E-Mail: elizabeth_sun@tsmc.com	E-Mail: pdkramer@tsmc.com	E-Mail: lwchangj@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

October 7, 2011

This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of Sep. 2011.

1) Sales volume (in NT$ thousands)

Period	Items	2011	2010
Sep.	Net sales	32,860,849	36,652,584
Jan.-Sep.	Net sales	315,213,115	300,117,331

2) Funds lent to other parties (in NT$ thousands)

	Limit of lending	Sep.	Bal. as of period end
TSMC Partners*	34,893,939	—	7,638,500
TSMC Global	44,207,727	(15,277,000)	10,693,900

*	The deviation was due to the fluctuation in currency exchange rate.

3) Endorsements and guarantees (in NT$ thousands): None.

4) Financial derivative transactions (in NT$ thousands)

TSMC

Hedging purpose (for assets / liabilities denominated in foreign currencies)

		Futures	Forward	Swap	Single Option		Combined Option	Others
					Sell	Buy
Margin Payment		—	—	—	—	—	—	—
Premium Income (Expense)		—	—	—	—	—	—	—
Outstanding Contracts	Notional Amount	—	13,386,650	3,470,950	—	—	—	—
	Mark to Market Profit/Loss	—	516,632	(107,450)	—	—	—	—
	Unrealized Profit/Loss	—	524,465	(107,450)	—	—	—	—
Expired Contracts	Notional Amount	—	124,834,975	101,196,083	—	—	—	—
	Realized Profit/Loss	—	882,932	(517,137)	—	—	—	—
Equity price linked prodect (Y/N)		—	N	N	—		—	—

TSMC’s subsidiaries - TSMC Partners

Hedging purpose (for assets / liabilities denominated in foreign currencies)

		Futures	Forward	Swap	Single Option		Combined Option	Others
					Sell	Buy
Margin Payment		—	—	—	—	—	—	—
Premium Income (Expense)		—	—	—	—	—	—	—
Outstanding Contracts	Notional Amount	—	6,925,770	—	—	—	—	—
	Mark to Market Profit/Loss	—	(8,191)	—	—	—	—	—
	Unrealized Profit/Loss	—	(8,191)	—	—	—	—	—
Expired Contracts	Notional Amount	—	104,609,223	—	—	—	—	—
	Realized Profit/Loss	—	(132,735)	—	—	—	—	—
Equity price linked prodect (Y/N)		—	N	—	—		—	—

TSMC’s subsidiaries - TSMC China

Hedging purpose (for assets / liabilities denominated in foreign currencies)

		Futures	Forward	Swap	Single Option		Combined Option	Others
					Sell	Buy
Margin Payment		—	—	—	—	—	—	—
Premium Income (Expense)		—	—	—	—	—	—	—
Outstanding Contracts	Notional Amount	—	2,529,376	—	—	—	—	—
	Mark to Market Profit/Loss	—	4,397	—	—	—	—	—
	Unrealized Profit/Loss	—	3,609	—	—	—	—	—
Expired Contracts	Notional Amount	—	33,755,842	—	—	—	—	—
	Realized Profit/Loss	—	(42,895)	—	—	—	—	—
Equity price linked prodect (Y/N)		—	N	—	—		—	—

TSMC’s subsidiaries - TSMC Solar

Hedging purpose (for assets / liabilities denominated in foreign currencies)

		Futures	Forward	Swap	Single Option		Combined Option	Others
					Sell	Buy
Margin Payment		—	—	—	—	—	—	—
Premium Income (Expense)		—	—	—	—	—	—	—
Outstanding Contracts	Notional Amount	—	409,282	—	—	—	—	—
	Mark to Market Profit/Loss	—	7,050	—	—	—	—	—
	Unrealized Profit/Loss	—	7,050	—	—	—	—	—
Expired Contracts	Notional Amount	—	11,235	—	—	—	—	—
	Realized Profit/Loss	—	71	—	—	—	—	—
Equity price linked prodect (Y/N)		—	N	—	—		—	—

TSMC’s subsidiaries - TSMC Solid State Lighting

Hedging purpose (for assets / liabilities denominated in foreign currencies)

		Futures	Forward	Swap	Single Option		Combined Option	Others
					Sell	Buy
Margin Payment		—	—	—	—	—	—	—
Premium Income (Expense)		—	—	—	—	—	—	—
Outstanding Contracts	Notional Amount	—	171,430	—	—	—	—	—
	Mark to Market Profit/Loss	—	7,855	—	—	—	—	—
	Unrealized Profit/Loss	—	7,855	—	—	—	—	—
Expired Contracts	Notional Amount	—	—	—	—	—	—	—
	Realized Profit/Loss	—	—	—	—	—	—	—
Equity price linked prodect (Y/N)		—	N	—	—		—	—